Patient Innovations

August 19, 2022

To: Kreitzman & Kreitzman, CPAs
Hauppauge, NY 11788

This representation letter is provided in connection with your audit of the financial statements of Patient Innovations, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, retained earnings, and cash flows for the years then ended, and the disclosures (collectively, the "audited financial statements"), for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of August 19, 2022, the following representations made to you during your audit.

Financial Statements

We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated September 16, 2021, including our responsibility for the preparation and fair presentation of the financial statements.

The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

#256
5507 Nesconset Highway Ste 10-256
Mount Sinai NY 11766-2031
212.380.8386

Patient Innovations

The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.

The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

Significant estimates and material concentrations have been properly disclosed in accordance with U.S. GAAP.

Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

We have provided you with:

- Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records (including information obtained from outside of the general and subsidiary ledgers), documentation, and other matters.

- Additional information that you have requested from us for the purpose of the audit.

- Unrestricted access to persons within the Company from whom you determined it necessary to obtain audit evidence.

- All material transactions have been recorded in the accounting records and are reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the Company and involves:

  - Management

  - Employees who have significant roles in internal control, or

  - Others where the fraud could have a material effect on the financial statements.

We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

#256
5507 Nesconset Highway Ste 10-256
Mount Sinai NY 11766-2031
212.380.8386

Patient Innovations

We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

We have disclosed to you the names of all of the Company's related parties and all the related party relationships and transactions, including any side agreements.

The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

We acknowledge our responsibility for presenting the Supplementary Schedule Analysis of Members' Equity and Outstanding Units as of December 31, 2021 and 2020 in accordance with U.S. GAAP, and we believe the Supplementary Schedule Analysis of Members' Equity and Outstanding Units as of December 31, 2021 and 2020, including its form and content, is fairly presented in accordance with U.S. GAAP.

The methods of measurement and presentation of the Supplementary Schedule Analysis of Members' Equity and Outstanding Units as of December 31, 2021 and 2020 have not changed from those used in the prior period, and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information.

Signature:

By: Ken Greenberg
Title: President & Co-Founder

#256
5507 Nesconset Highway Ste 10-256
Mount Sinai NY 11766-2031
212.380.8386